Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jessica Dickerson

Re:	GlycoMimetics, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 4, 2025
File No. 333-285035

Ladies and Gentlemen,

On behalf of GlycoMimetics, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated April 22, 2025, pertaining to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Second Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Second Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	We note your revisions in response to prior comment 1. Please tell us how your disclosure in the third paragraph on the second page of your cover page regarding the number of securities you are offering ties to the fee table (where it appears you are registering the offering of fewer shares of common stock than disclosed) or revise your disclosure or fee table as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page, page iv, and in the fee table of the Second Amended Registration Statement in response to the Staff’s comment and to reflect expectations as of April 15, 2025 regarding the number of securities to be offered.

Securities and Exchange Commission

April 28, 2025

Questions and Answers about the Merger

What are the U.S. federal income tax considerations of the Cayman..., page xi

2.	We note your statement that you intend that the Cayman Redomestication qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that, assuming it so qualifies, a U.S. Holder of Combined Company stock will not recognize gain or loss upon the Cayman Redomestication. Please file an appropriate tax opinion regarding this intended tax treatment as an exhibit to the registration statement. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 (CF), available on our website.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed a form of tax opinion of Gibson, Dunn & Crutcher LLP, counsel to Crescent, regarding the tax treatment of Cayman Redomestication as Exhibit 8.1 to the Second Amended Registration Statement in response to the Staff’s comment.

Prospectus Summary

The Companies

Crescent, page 1

3.	We note your disclosure that Crescent intends to submit an Investigational New Drug application to the FDA for CR-001 in the fourth quarter of 2025. We also note from the disclosure on page 280 that it appears that Crescent intends the Phase 1 trial to be open to “solid tumor all-comers.” Please specify here, and in other locations where appropriate, what indication(s) Crescent anticipates its IND will specify. In this regard, we note your disclosure that ivonescimab demonstrated significantly improved progression-free survival compared to pembrolizumab in the HARMONi-2 trial where the indication was for the treatment of naïve advanced and metastatic NSCLC. If Crescent’s anticipated Phase 1 trial will study a broader indication than the HARMONi-2 trial, please clarify in an appropriate location any risks from pursuing a broader indication.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2 and 285 of the Second Amended Registration Statement in response to the Staff’s comment. The Company further respectfully advises the Staff that Crescent continues to evaluate specific indications to designate in its IND for CR-001. Crescent expects to identify specific indications for inclusion in the IND closer in time to the submission date of the IND, but after the effectiveness of the Registration Statement.

Securities and Exchange Commission

April 28, 2025

4.	Please continue revising your disclosure in response to prior comment 8 to further clarify the current state of Crescent's business. Specifically, please clarify what you mean on pages 2, 273 and 322 when you state that Crescent is “advancing” its expected second and third programs, CR-002 AND CR-003. In this regard, we note your disclosure that Crescent has not exercised the option for CR-002 and has not entered into an option agreement for CR-003.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2, 278 and 329 of the Second Amended Registration Statement in response to the Staff’s comment.

5.	We note your response to prior comment 9. If true, please further revise your disclosure to clarify that Crescent’s intent to seek regulatory approvals for CR-001 to treat multiple solid tumor indications is subject to successful completion of clinical trials, which have not yet commenced, and that it will be several years before Crescent will be able to commercialize CR-001, assuming it is able to successfully complete clinical trials and obtain the requisite regulatory approvals.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 277, 278, 282 and 329 of the Second Amended Registration Statement in response to the Staff’s comment.

6.	We note your response to prior comment 10, and we reissue the comment in part. Briefly describe the influence, if any, that Fairmount and Paragon may have over any decision by Crescent to exercise the options and in negotiating the terms of the respective licensing agreements. In this regard, in addition to the relationship between Crescent, Paragon, Fairmount and Parascent, we note the affiliation of two of your directors with Fairmount and the rights of preferred stockholders to elect directors with superior voting rights.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2, 106 and 354 of the Second Amended Registration Statement in response to the Staff’s comment.

Risk Factors

Risks Related to the Combined Company, page 95

7.	To the extent appropriate, please revise your risk factors in this section to distinguish between risks related to the Combined Company before and after the Cayman Redomestication. For example only, we note some of these risk factors address provisions of Delaware law and the Combined Company’s certificate of incorporation and bylaws under Delaware law without acknowledging that such law and documents will no longer govern the Combined Company following the Cayman Redomestication.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 15, 96-97 and 103-105 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

April 28, 2025

The Merger

Crescent Restricted Stock Units, page 144

8.	We note your disclosure that each restricted stock unit representing the right to receive shares of Crescent common stock will be converted into restricted stock units representing the right to receive shares of GlycoMimetics common stock. Please revise your disclosures on the prospectus cover page, in the “Explanatory Note” and elsewhere (e.g., on pages iii, iv and vi) as appropriate to reflect this exchange or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout the Second Amended Registration Statement, including on the Cover Page, in the Explanatory Note, and pages iii, iv, vi and viii, in response to the Staff’s comment and to reflect expectations as of April 15, 2025 regarding the number of securities to be offered and the amendment of the merger agreement to convert Crescent restricted stock units into GlycoMimetics restricted stock units.

GlycoMimetics Directors, Officers and Corporate Governance, page 174

9.	Please clarify in this section that Brian Hahn ceased employment with you in February 2025 and now serves as your Principal Executive and Financial Officer in his capacity as a consultant. In this regard, we note your disclosure on page 184 regarding these arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 180 of the Second Amended Registration Statement in response to the Staff’s comment.

GlycoMimetics Executive Compensation

Executive Officer Separation and Consulting Agreements, page 184

10.	We note your disclosure regarding separation and consulting agreements you entered into with each of Harout Semerjian and Brian Hahn. Please file these agreements as exhibits to the registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the requested agreements as Exhibits 10.30-10.33 to the Second Amended Registration Statement in response to the Staff’s comment.

Crescent Executive Compensation, page 192

11.	Please identify Jonathan Violin as one of Crescent's named executive officers for the 2024 fiscal year and revise your officer and director compensation disclosures accordingly. Refer to Item 402(m)(2)(i) of Regulation S-K, which specifies that all individuals serving as the principal executive officer during the last completed year are named executive officers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 197-200 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

April 28, 2025

Crescent's Business, page 272

12.	Please continue revising your disclosure in this section in response to prior comment 21 to remove statements that may imply that a product candidate is safe or effective as such determinations are solely within the authority of the FDA and corresponding regulatory authorities. For example only, we note your statement on page 277 that “[t]he design of ivonescimab drives its effectiveness” as well as your reference to “increased effectiveness” on the same page.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 282, 283 and 286 of the Second Amended Registration Statement in response to the Staff’s comment.

13.	Refer to the WuXi Biologics MSA and Charles River MSA agreements described on pages 285-287. For each of these agreements, please revise to disclose the amounts and dates of any consideration or fees exchanged related to these agreements, and disclose the extent to which any work orders have commenced pursuant to these agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 292 and 293 of the Second Amended Registration Statement in response to the Staff’s comment.

The design of CR-001, page 278

14.	We note your revised disclosure in response to prior comment 26 that, pursuant to the Paragon Option Agreements, Crescent holds options to acquire the intellectual property rights to the composition of matter claims filed by Paragon for the CR-001 sequence. If true, please revise your disclosure to clarify that Crescent has exercised its option for these intellectual property rights and expects to enter into a license agreement with Paragon for the same prior to effectiveness of the registration statement. Alternatively, clarify whether such intellectual property is subject to options other than the option already exercised by Crescent.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 283 of the Second Amended Registration Statement in response to the Staff’s comment.

In vitro activity, page 278

15.	We note your response to prior comment 27. Please further revise your disclosure to provide the p-value for the data presented in the second graph in this section or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 284 of the Second Amended Registration Statement in response to the Staff’s comment to clarify that the p-value relates solely to the data presented in the graph on the left in this section, and that the increase in binding reflected in the graph on the right in this section was not statistically significant.

Securities and Exchange Commission

April 28, 2025

Clinical potential for CR-001, page 279

16.	We note your response to prior comment 28. Specifically, we note that you now refer to the potential for CR-001 to receive “first-in-class” approval in select indications. Given Crescent’s early stage of development and the length of the drug development process, such characterization appears to be premature. Accordingly, please remove the statement or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 285 of the Second Amended Registration Statement in response to the Staff’s comment.

Planned clinical development of CR-001, page 279

17.	We note your response to prior comment 29. Please further revise your disclosure to disclose the “other jurisdictions” where Crescent intends to conduct its proposed Phase 1 clinical trial for CR-001.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 285 of the Second Amended Registration Statement in response to the Staff’s comment.

Management Following the Merger, page 342

18.	Although we note your revisions in response to prior comment 35, given that each Preferred Director shall be entitled to three votes on each matter presented to the board of directors, please disclose whether those provisions will effectively give the Preferred Directors control over decisions to be made by the board following the merger and include risk factor disclosure as appropriate. In this regard, we note that it appears from your current disclosure that each of the four non-Preferred Directors will have one vote and that each of the two Preferred Directors will have three votes, such that of the total of 10 votes, the Preferred Directors would have 6 votes and may have effective control over decisions to be made by the board following the merger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2, 106 and 354 of the Second Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

April 28, 2025

Executive Officers and Directors

Director Independence, page 346

19.	We note your disclosure that you expect that the Combined Company's board of directors will determine that Peter Harwin is an independent director under Nasdaq listing rules. We further note your disclosure on page 344 that Peter Harwin co-founded and is a Managing Member at Fairmount. With a view toward disclosure, please tell us whether, and if so, how, you expect this relationship to impact the independence determination with respect to Peter Harwin, particularly considering Nasdaq Listing Rule 5605(a)(2)(D). In this regard, we note the related party disclosures regarding both Fairmount and Paragon. If Mr. Harwin would not be considered an independent director, given that each Preferred Director, including Mr. Harwin, will be entitled to three votes on each matter presented to the board of directors, please tell us whether the Combined Company would have a majority independent board.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Crescent has advised the Company that Crescent has reviewed and assessed the independence of Peter Harwin under the standards for assessing director independence set forth in the Nasdaq listing standards. As a result of this review and assessment, which took into account the information provided by Mr. Harwin concerning his background, employment and affiliations, and all other facts and circumstances that Crescent deemed relevant, and after consulting with counsel, Crescent believes that Mr. Harwin does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and therefore expects the Combined Company’s board of directors to determine that Mr. Harwin qualifies as an “independent director” under Nasdaq listing standards. Specifically, Crescent considered, among other things, that:

(1)	Fairmount’s stock ownership in Crescent and the Combined Company, disclosed or will be disclosed under “Principal Stockholders of Crescent” and “Principal Stockholders of the Combined Company” beginning on pages 394 and 396, respectively, of the Second Amended Registration Statement does not preclude a finding of Mr. Harwin’s independence under Nasdaq Listing Rule 5605(a)(2) as “…Nasdaq does not believe that ownership of Company stock by itself … preclude[s] a board finding of independence” (see Nasdaq IM-5605). In addition, after consummation of the Merger, Fairmount is expected to beneficially own 19.99% of Combined Company, and the Combined Company will not be an entity that is consolidated into Fairmount’s financial statements;

(2)	transactions between Crescent, on the one hand, and Fairmount, on the other hand, disclosed under “Certain Relationships and Related Party Transactions of the Combined Company—Crescent Transactions” beginning on page 358 of the Second Amended Registration Statement do not preclude a finding of Mr. Harwin’s independence under Nasdaq Listing Rule 5605(a)(2)(D) because the payments made pursuant to such transactions are “payments arising solely from investments in [Crescent’s] securities” (see Nasdaq Listing Rule 5605(a)(2)(D)); and

(3)	transactions between Crescent, on the one hand, and Paragon, on the other hand, disclosed under “Certain Relationships and Related Party Transactions of the Combined Company—Crescent’s Relationships with Paragon, Parascent and Fairmount” beginning on page 359 of the Second Amended Registration Statement do not preclude a finding of Mr. Harwin’s independence under Nasdaq Listing Rule 5605(a)(2)(D) because (a) Mr. Harwin has served only as a director at each of Crescent and Paragon since Crescent’s inception and (b) Mr. Harwin has not served as, and has not had a family member who has served as, a partner, controlling shareholder or an executive officer of Crescent or Paragon since Crescent’s inception. Therefore, notwithstanding Mr. Harwin’s role as a Managing Member at Fairmount, Nasdaq Listing Rule 5605(a)(2)(D) does not apply to payments made by Crescent to Paragon or received by Crescent from Paragon for the purpose of assessing Mr. Harwin’s independence.

Securities and Exchange Commission

April 28, 2025

General

20.	It appears that you intend to change the jurisdiction of incorporation of the Combined Company from Delaware to the Cayman Islands after effectiveness. Please tell us whether the Cayman Islands entity intends to file a post-effective amendment to the Form S-4 expressly adopting it as its own registration statement for all purposes under the Securities Act and the Securities Exchange Act. Refer to Securities Act Rule 414.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, if the Cayman Redomestication is approved and effected, the Cayman Islands entity intends to file a post-effective amendment to the Form S-4 expressly adopting it as its own registration statement for all purposes under the Securities Act and the Securities Exchange Act.

*****

Securities and Exchange Commission

April 28, 2025

Please contact the undersigned at 410-559-2881 or via email at arubin@sidley.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Asher M. Rubin
Asher M. Rubin, Esq.
Sidley Austin LLP

cc:	Brian Hahn, GlycoMimetics, Inc.
John H. Butler, Esq., Sidley Austin LLP
Kostian Ciko, Esq., Sidley Austin LLP
Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson, Dunn & Crutcher LLP